June 5, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed January 25, 2017 File No. 333-215730

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 333-215730) (the “Registration Statement”) to address each of the commetns set forth in the staff’s comment letter dated June 2, 2017. In relation thereto, the Company is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 4 marked to show all changes is attached hereto for your convenience.

Capitalization, page 11

1.	Since you have now presented financial statements for the period ended March 31, 2017, please update your capitalization table to also be as of March 31, 2017.

We have revised the capitalization table in the prospectus to include the capitalization as of March 31, 2017.

9110 Irvine Center Drive, Irvine, CA 92618 353 W. 48th Street, Suite 340 New York, NY 10036 www.wilsonoskam.com

Dilution, page 11

2.	Please update your disclosure to disclose the net tangible book value and net tangible book value per share as of March 31, 2017.

We have revised the disclosure to disclose the net tangible book value and net tangible book value per share as of March 31, 2017.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the Company and the offering to allow investors to make an informed decision.

We further acknowledge the requirements with respect to a request for acceleration. After allowing you adequate time for review of the Amendment No. 3, we will furnish the request for at least two business days prior to the requested date of effectiveness.

Please contact me if you have any further question or comments regarding the Amendment No. 4 to the Registration Statement.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP